

PUBLIC POWER CORPORATION S.A.

30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : f|Ð1 : 206|17-4-2008

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

08002136

Enclosure
• An Announcement



ANNOUNCEMENT

PPC announces that the Board of Directors at its meeting next Tuesday April 22, 2008 will discuss the Memorandum of Understanding with RWE.

In a press conference today, the Chairman and CEO of PPC Dr.Takis Athanasopoulos mentioned that the MOU includes the development of a 500-800MW coal power plant in Albania. This project will be managed by a joint venture in which RWE will own 51%, PPC 39% and TITAN, a cement manufacturing company with facilities in Albania, 10%

Athens 17-4-2008



END